Exhibit 14.1


                 INTERACTIVE MOTORSPORTS AND ENTERTAINMENT CORP.

                       CODE OF BUSINESS CONDUCT AND ETHICS

The following code shall apply to Interactive Motorsports and Entertainment Corp., an Indiana Corporation, and shall be followed by its employees, officers and directors:

CONFLICTS OF INTEREST.

          The company prohibits conflicts of interest. Any conflict of interest that occurs should be reported directly to the Company's CEO. A "conflict of interest" occurs when an individual's private interest interferes in anyway - or even appears to interfere - with the interests of the Company as a whole. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are of special concern.


CORPORATE OPPORTUNITIES.

          Employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of Company property, information or position; (b) using Company property, information, or position for personal gain; and (c) competing with the Company. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.


CONFIDENTIALITY.

          Employees, officers and directors must maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors or might be harmful to the company or its customers, if disclosed.


FAIR DEALING.

          Each employee, officer and director shall endeavor to deal fairly with the Company's customers, suppliers, competitors and employees.


PROTECTION AND PROPER USE OF COMPANY ASSETS.

          All employees, officers and directors should protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct, negative impact on the Company's profitability. All Company assets should be used for legitimate business purposes.


COMPLIANCE WITH LAWS, RULES AND REGULATIONS (INCLUDING INSIDER TRADING LAWS).

          Each employee, officer and director must comply with laws, rules and regulations, including insider trading laws. Insider trading is both unethical and illegal, and will be dealt with decisively.


REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR.

          The Company encourages ethical behavior. The Company encourages employees to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, employees should report violations of laws, rules, regulations or this Code of Business Conduct and Ethics to appropriate personnel. No retaliation for such reports made in good faith will be permitted.